NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements

Three and six month periods ended June 30, 2010 and 2009

(Expressed in United States Dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD.
Condensed Consolidated Interim Balance Sheets
Unaudited
(Expressed in United States dollars)

		June 30,	December 31,	January 1,
		2010	2009	2009
	Note		(note 12)	(note 12)

Assets

Current assets:
Cash and cash equivalents	$ 82,060,602		$ 29,066,637	$ 40,655,348
Available-for-sale investment	3	407,223	1,283,730	290,969
Accounts receivable and prepaids	4	5,728,825	3,200,506	1,841,612
Inventory	5	6,410,463	2,275,711	207,290
		94,607,113	35,826,584	42,995,219

Property, plant and equipment	6	197,166,303	154,120,069	71,018,861

	$ 291,773,416		$ 189,946,653	$ 114,014,080

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 10,909,923		$ 13,080,482	$ 10,312,079
		10,909,923	13,080,482	10,312,079

Non-current liabilities:
Derivative financial liability		-	-	282,778
Provision for closure and reclamation	7	3,440,000	410,000	-
Amounts related to non-controlling interest	8	82,730,288	81,804,805	38,530,955
		86,170,288	82,214,805	38,813,733

Equity:
Share capital	9	383,268,403	270,133,417	237,846,679
Share-based payments reserve		8,277,093	6,797,177	7,608,331
Accumulated other comprehensive income		340,390	1,052,036	-
Deficit		(192,504,680)	(183,150,600)	(180,566,742)
Equity attributable to owners of the Company		199,381,206	94,832,030	64,888,268

Non-controlling interest	8(a),12(b)	(4,688,001)	(180,664)	-
Total Equity		194,693,205	94,651,366	64,888,268
	$ 291,773,416		$ 189,946,653	$ 114,014,080

See accompanying notes to condensed consolidated interim financial statements

Approved on behalf of the Board:

“R. Stuart Angus”	Director	“Robert J. Gayton”	Director
R. Stuart Angus		Robert J. Gayton

2

NEVSUN RESOURCES LTD.
Condensed Consolidated Interim Statements of Comprehensive Loss
Unaudited
(Expressed in United States dollars)

		Three months ended June 30		Six months ended June 30
	Note	2010	2009	2010	2009
Operating costs and expenses:
Depreciation and amortization	$ 1,820		$ 1,396	$ 2,363	$ 2,591
Foreign exchange loss		38,828	353,367	237,223	413,449
Office and administration		719,365	319,584	1,288,318	626,582
Share-based payments		1,403,183	179,613	2,020,333	538,432
Wages and salaries		275,401	344,554	572,925	637,484
Loss from operations		(2,438,597)	(1,198,514)	(4,121,162)	(2,218,538)

Finance costs:
Write-off of deferred finance costs	6	(308,949)	-	(11,058,866)	-
Gain on derivative financial liability	12(a)	-	605,258	-	276,923
Interest income		53,794	9,305	74,302	23,363
Royalty income		259,440	-	453,297	38,141
Other income (expense)	3	-	-	716,224	(45,112)
Loss for the period		(2,434,312)	(583,951)	(13,936,205)	(1,925,223)

Other comprehensive income (loss)		(19,563)	477,875	(711,646)	477,875
Comprehensive loss	$ (2,453,875)		$ (106,076)	$ (14,647,851)	$ (1,447,348)

Loss for the period attributable to:
Owners of the Company	$ (2,304,647)		$ (445,309)	$ (9,428,868)	$ (1,761,032)
Non-controlling interest		(129,665)	(138,642)	(4,507,337)	(164,191)
	$ (2,434,312)		$ (583,951)	$ (13,936,205)	$ (1,925,223)

Comprehensive loss for the period
attributable to:
Owners of the Company	$ (2,324,210)		$ 32,566	$ (10,140,514)	$ (1,283,157)
Non-controlling interest		(129,665)	(138,642)	(4,507,337)	(164,191)
	$ (2,453,875)		$ (106,076)	$ (14,647,851)	$ (1,447,348)

Weighted average number of common
shares outstanding		192,718,058	128,283,322	179,165,814	128,289,322

Basic and diluted loss per share	$ (0.01)		$ -	$ (0.05)	$ (0.01)

See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited
(Expressed in United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Note	2010	2009	2010	2009
Cash provided by (used for):
Operations:
Loss for the period		$ (2,434,312)	$ (583,951)	$ (13,936,205)	$ (1,925,223)
Items not involving the use of cash
Depreciation and amortization		1,820	1,396	2,363	2,591
Share-based payments		1,403,183	179,613	2,020,333	538,432
Impairment of available-for-sale investment		-	-	-	45,112
Gain on derivative financial liability		-	(605,258)	-	(276,923)
Gain on sale of available-for-sale investment		-	-	(716,224)	-
Write-off of finance fees		-	-	8,699,917	-
Changes in non-cash operating capital:
Accounts receivable and prepaids		(119,208)	(34,058)	(168,805)	(77,783)
Accounts payable and accrued liabilities		(131,750)	85,658	(1,289,985)	(16,182)
		(1,280,267)	(956,600)	(5,388,606)	(1,709,976)
Investments:
Proceeds on sale of available-for-sale
investment		-	-	881,085	-
Expenditures on property, plant and equipment		(28,123,026)	(19,470,382)	(46,727,255)	(31,462,517)
Changes in non-cash working capital related to
investing activities		(2,313,522)	393,581	(7,635,430)	(2,922,388)
		(30,436,548)	(19,076,801)	(53,481,600)	(34,384,905)
Financing:
Advances by non-controlling interest		-	4,700,000	-	10,000,000
Interest paid on loan from non-controlling
interest		-	-	(492,452)	-
Issuance of common shares, net of issue
costs		818,126	-	112,356,623	-
		818,126	4,700,000	111,864,171	10,000,000
Increase (decrease) in cash and cash equivalents		(30,898,689)	(15,333,401)	52,993,965	(26,094,881)
Cash and cash equivalents, beginning of period		112,959,291	29,893,868	29,066,637	40,655,348

Cash and cash equivalents, end of period		$ 82,060,602	$ 14,560,467	$ 82,060,602	$ 14,560,467

Non-cash investing and financing transactions:
Reclassification of contributed surplus to share
capital upon exercise of shares		551,332	-	778,363	-
Amortization capitalized to property, plant and
equipment		680,251	200,630	999,452	256,423
Share-based payments capitalized to property,
plant and equipment	9(c)	222,187	15,477	312,734	46,431
Closure and reclamation increase in property,
plant and equipment	7	1,890,000	-	3,030,000	-
Interest capitalized to property, plant and
equipment	8(c)	477,429	270,770	1,678,525	485,002
See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited
(Expressed in United States dollars, unless otherwise stated)
				Accumulated
	Number		Share-based	other			Non-
	of shares	Share capital	payments	comprehensive			controlling
	(note 9)	(note 9)	reserve	income (loss)	Deficit	Sub-total	interest	Total equity
January 1, 2009	128,289,322	$ 237,846,679	$ 7,608,331	$ -	$ (180,566,742)	$ 64,888,268	$ -	$ 64,888,268
Share-based payments	-	-	389,773	-	-	389,773	-	389,773
Expiry and forfeiture of options	-	-	(1,887,454)	-	1,887,454	-	-	-
Unrealized loss on available-for-sale
investment (net of tax)	-	-	-	(45,112)	-	(45,112)	-	(45,112)
Impairment loss on available- for-sale
investment (net of tax)	-	-	-	45,112	-	45,112	-	45,112
Loss for the three months	-	-	-	-	(1,315,723)	(1,315,723)	(25,549)	(1,341,272)
March 31, 2009	128,289,322	237,846,679	6,110,650	-	(179,995,011)	63,962,318	(25,549)	63,936,769
Share-based payments	-	-	195,090	-	-	195,090	-	195,090
Expiry of options	-	-	(3,258)	-	3,258	-	-	-
Unrealized gain on available-for-sale
investment (net of tax)	-	-	-	477,875	-	477,875	-	477,875
Loss for the three months	-	-	-	-	(445,309)	(445,309)	(138,642)	(583,951)
June 30, 2009	128,289,322	$ 237,846,679	$ 6,302,482	$ 477,875	$ (180,437,062)	$ 64,189,974	$ (164,191)	$ 64,025,783

January 1, 2010	140,461,822	$ 270,133,417	$ 6,797,177	$ 1,052,036	$ (183,150,600)	$ 94,832,030	$ (180,664)	$ 94,651,366
Exercise of options	175,000	386,994	-	-	-	386,994	-	386,994
Transfer to share capital on exercise
of options	-	227,031	(227,031)	-	-	-	-	-
Share-based payments	-	-	707,697	-	-	707,697	-	707,697
Expiry and forfeiture of options	-	-	(74,788)	-	74,788	-	-	-
Private placement, net of issuance
costs	52,000,000	111,151,503	-	-	-	111,151,503	-	111,151,503
Unrealized gain on available-for-sale
investment (net of tax)	-	-	-	60,127	-	60,127	-	60,127
Realized gain on sale of available-for-
sale investment (net of tax)	-	-	-	(752,210)	-	(752,210)	-	(752,210)
Loss for the three months	-	-	-	-	(7,124,221)	(7,124,221)	(4,377,672)	(11,501,893)
March 31, 2010	192,636,822	381,898,945	7,203,055	359,953	(190,200,033)	199,261,920	(4,558,336)	194,703,584
Exercise of options	507,500	818,126	-	-	-	818,126	-	818,126
Transfer to share capital on exercise
of options	-	551,332	(551,332)	-	-	-	-	-
Share-based payments	-	-	1,625,370	-	-	1,625,370	-	1,625,370
Unrealized gain on available-for-sale
investment (net of tax)	-	-	-	(19,563)	-	(19,563)	-	(19,563)
Loss for the three months	-	-	-	-	(2,304,647)	(2,304,647)	(129,665)	(2,434,312)
June 30, 2010	193,144,322	$ 383,268,403	$ 8,277,093	$ 340,390	$ (192,504,680)	$ 199,381,206	$ (4,688,001)	$ 194,693,205
See accompanying notes to condensed consolidated interim financial statements

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

1.

Nature of business and basis of presentation

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are in the mineral property exploration and development business in Africa.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its mineral properties and construction in progress are dependent upon the availability of the necessary financing to complete the development of such mineral property interests and upon future profitable production or proceeds from the disposition of its mineral property interests.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.  The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

2.

Significant accounting policies (continued)

(a)

Basis of presentation

In November 2009 the British Columbia and Ontario Securities Commissions granted the Company exemptive relief to adopt International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) with an adoption date of January 1, 2010 and a transition date of January 1, 2009.

The impact of the transition from Canadian Generally Accepted Accounting Principles (GAAP) to IFRS is explained in note 12.  IFRS 1 First-Time Adoption of IFRS has been applied.

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale and derivative financial liability, which are stated at their fair values, and provision for closure and reclamation, which is recorded using discounted cash flows based on management’s best estimate.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.  They do not include all of the information required for full annual financial statements.

The accounting policies set out below have been applied consistently to all periods presented in preparing the opening balance sheet at January 1, 2009 (note 12) for purposes of transition to IFRS.  The accounting policies have been applied consistently by the Company and its subsidiaries.

(b)

Currency translation

The functional and reporting currency of the Company and its subsidiaries is the United States Dollar.  Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated at the exchange rate on the date of the transaction.  Foreign currency translation differences are recognized in profit or loss, except for differences on the retranslation of available-for-sale instruments which are recognized in other comprehensive income.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

2

Significant accounting policies (continued)

(c)

Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries.  All material intercompany transactions and balances are eliminated on consolidation.  For partly owned subsidiaries, the interest attributable to non-controlling shareholders is reflected in non-controlling interest.

(d)

Use of judgements and estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas requiring the use of estimates and assumptions relate to the review of asset carrying values and determination of impairment charges of non-current assets and available-for-sale investment, determination of mineral reserves, pre-production stripping costs, valuation of share-based payments, recoverability of future income tax assets, provision for closure and reclamation and determination of carrying values of derivative financial liabilities, among others.  Actual results could differ from those estimates.

(e)

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less when acquired.

(f)

Inventories

Materials and supplies inventories are measured at the lower of cost or net realizable value.  Costs for stores and materials inventories are calculated using weighted averages.

(g)

Property, plant and equipment

(i)

Exploration and evaluation

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation and classified as a component of property, plant and equipment.

Exploration expenditure relates to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

Management reviews the carrying value of capitalized exploration costs at least annually.  In the case of undeveloped projects, there may be only inferred resources to form a basis for the impairment review. The review is based on a status report regarding the Company’s intentions for development of the undeveloped property. In some cases, the undeveloped properties are regarded as successors to ore bodies currently in production. Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or to replace the reduced output.

Once an economically viable reserve has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to construction in progress within property, plant and equipment.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

2

Significant accounting policies (continued)

(g)

Property, plant and equipment (continued)

(ii)

Development

When economically viable reserves have been determined and the decision to proceed with development has been approved, the expenditures related to construction are capitalized as construction-in-progress and classified as a component of property plant and equipment.  Costs associated with the commissioning of new assets, in the period before they are operating in the way intended by management, are capitalized.  Development expenditure is net of the proceeds of the sale of ore extracted during the development phase.  Interest on borrowings related to the construction and development of assets are capitalized until substantially all the activities required to make the asset ready for its intended use are complete.

The costs of removing overburden to access ore are capitalized as pre-production stripping costs and classified as a component of property, plant and equipment.

(iii)

Property plant and equipment

Property, plant and equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.  Cost comprises the fair value of consideration given to acquire or construct an asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use along with the future cost of dismantling and removing the asset.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of major overhauls of parts of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Plant and equipment associated with mining operations is depreciated over the estimated useful lives of the assets either on a units of production basis or declining balance basis at rates of 20% to 30% per annum, as appropriate.  All other equipment is amortized over the estimated useful life of the assets using the declining balance method at rates of 20% to 30% per annum, as appropriate.  Depreciation methods and useful lives are reviewed at each reporting date and adjusted as required.

(h)

Impairment of non-current assets

Non-current assets are evaluated at least annually by management for indicators that carrying value is impaired and may not be recoverable.  When indicators of impairment are present the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use.  An impairment loss is recognized in profit or loss to the extent that the carrying amount exceeds the recoverable amount.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

2

Significant accounting policies (continued)

(h)

Impairment of non-current assets (continued)

 In calculating recoverable amount the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement.  The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs.  Additionally, the reviews take into account factors such as political, social and legal and environmental regulations.  These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount.  The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.  Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and expected future production revenues and expenses.

(i)

Reserve estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects (NI 43-101).  Reserves are used in the calculation of depreciation and amortization, impairment assessment, assessment of life of mine stripping ratios and for forecasting the timing of payment of mine closure, reclamation and rehabilitation costs.

There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

(j)

Provision for closure and reclamation

The Company records a liability based on the best estimate of costs for site closure and reclamation activities that the Company is legally or constructively required to remediate.  The liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset.  The provision for closure and reclamation liabilities is estimated using expected cash flows based on engineering and environmental reports prepared by third party industry specialists and discounted at a pre-tax rate specific to the liability.  The capitalized amount is amortized on the same basis as the related asset.  The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows.  Significant judgements and estimates are involved in forming expectations of the amounts and timing of future closure and reclamation cash flows.

Changes in closure and reclamation estimates are accounted for as a change in the corresponding capitalized cost.

Costs of rehabilitation projects for which a provision has been recorded are recorded directly against the provision as incurred, most of which are incurred at the end of the life of mine.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

2

Significant accounting policies (continued)

(k)

Income taxes

The Company uses the balance sheet method of accounting for income taxes.  Under the balance sheet method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(l)

Share capital

The Company records proceeds from share issuances net of issue costs and any tax effects.  Common shares issued for consideration other than cash are valued based on their market value at the date the agreement to issue shares was concluded.

(m)

Financial instruments

(i)

Financial assets

The Company classifies its financial assets in the following categories: fair value through profit or loss, loans and receivables, and available-for-sale.  The classification depends on the purpose for which the financial assets were acquired.  Management determines the classification of financial assets at recognition.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are initially recognized at fair value with changes in fair value recorded through profit or loss.  Cash and cash equivalents are included in this category of financial assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are classified as current assets or non-current assets based on their maturity date.  Loans and receivables are carried at amortized cost less any impairment.  Loans and receivables comprise trade and other receivables.

Available-for-sale financial assets

Available-for-sale (AFS) financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other financial asset categories.  Changes in the fair value of AFS financial assets are recognized as other comprehensive income and classified as a component of equity.  AFS assets include investments in equities of other entities.

Management assesses the carrying value of AFS financial assets at least annually and any permanent impairment charges are also recognized in profit or loss.  When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are included in profit and loss.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

2

Significant accounting policies (continued)

(m)

Financial instruments (continued)

(ii)

Financial liabilities

The Company classifies its financial liabilities in the following categories: borrowings and other financial liabilities and derivative financial liabilities:

Borrowings and other financial liabilities

Borrowings and other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost.  Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in the statement of comprehensive loss over the period to maturity using the effective interest method.

Borrowings and other financial liabilities are classified as current or non-current based on their maturity date.  Financial liabilities include trade accounts payable, other payables, advances from non-controlling interest, deferred credits, and loans.

Derivative financial liabilities

Derivative financial liabilities are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each reporting period with changes in the fair value recognized in profit and loss.  Derivative financial liabilities include warrants issued by the Company denominated in a currency other then the Company’s functional currency.

(n)

Share-based payments

The Company has a stock option plan that is described in note 9(c).  Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The offset to the recorded cost is to share-based payments reserve.  Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital.  Charges for options that expire or are forfeited before vesting are reversed.  For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

(o)

Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, the loss available to common shareholders equals the reported loss.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  In the Company’s case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

2

Significant accounting policies (continued)

(p)

Certain prior period balances have been reclassified for presentation purposes.

(q)

New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective and have not been applied in preparing these condensed consolidated interim financial statements.  None of these is expected to have a significant effect, except for IFRS 9 Financial Instruments, which becomes mandatory for the Company’s 2013 consolidated financial statements and is expected to impact the classification and measurement of financial assets.  The extent of the impact has not been determined.

3.

Available-for-sale investment

At June 30, 2010 available-for-sale investments were comprised of 2,408,500 shares (December 31, 2009 - 8,432,500 shares) in PMI Gold Corporation.

During February 2010, the Company disposed of 6,024,000 shares for a gain of $716,224.

4.

Accounts receivable and prepaids

	June 30, 2010	December 31, 2009

Advances to Vendor	$3,450,483	$1,602,164
Prepaid expenses	1,114,733	851,837
VAT receivable	708,584	503,036
Other receivables	455,025	243,469

	$5,728,825	$3,200,506

5.

Inventory

As of June 30, 2010 the Company’s inventory consisted of materials and supplies.

6.

Property, plant and equipment

	June 30, 2010	December 31, 2009

Exploration and evaluation	$1,189,400	$838,371
Construction-in-progress, Bisha mine	175,658,756	145,231,986
Plant and equipment at cost less accumulated amortization of $2,418,923 (2009 - $992,943)	20,318,147	8,049,712
	$197,166,303	$154,120,069

The Company’s exploration and evaluation and mineral properties are located in western Eritrea, a country located in the northeast part of Africa.  The properties consist of a 94.5 km² exploration license and a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license.  The mining license for the gold-copper-zinc Bisha project was granted in 2008 for an initial period of 20 years.  Included in construction-in-progress are expenditures of $27,937,849 related to historical Bisha exploration and evaluation costs incurred prior to the decision to develop the property.  The Eritrean state participation in the Bisha project is described below in note 8.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

6.

Property, plant and equipment (continued)

Development of the Bisha mine commenced in early 2008 and is scheduled for commissioning in late 2010.  Upon production, Nevsun’s interest in the Bisha mine is subject to a 1.5% net smelter return royalty in favour of an arms-length third party.

During Q1 2010 the Company wrote-off $8,699,917 of costs that at December 2009 were treated as deferred finance costs and included in property, plant and equipment, plus an additional $2,358,949 of finance costs incurred during the first two quarters, all related to debt facilities that expired unutilized during 2010.

7.	Provision for closure and reclamation

		June 30,	December 31,
		2010	2009
	Balance, beginning of period	$ 410,000	$ -
	Additional liability	3,030,000	410,000
	Balance, end of period	$ 3,440,000	$ 410,000

The Company’s provision for closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha site upon completion of mining activity.  These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition.  The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a 3rd party specialist.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Management used a pre-tax discount rate of 7.88% and an inflation factor of 3.0% in preparing the Company’s provision for closure and reclamation.  Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at June 30, 2010, the undiscounted liability for provision for closure and reclamation is estimated to be approximately $8,200,000.  The cash expenditures are expected to occur over a period of time extending several years after the mine’s projected closure.

8.	Amounts related to non-controlling interest

		June 30,	December 31,
	Note	2010	2009
Deferred credit	8(a)	$ 25,000,000	$ 25,000,000
Loan	8(b)	20,000,000	20,000,000
Advances by non-controlling interest	8(c)	37,730,288	36,804,805
		$ 82,730,288	$ 81,804,805

(a)

On October 26, 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha project.  ENAMCO agreed to purchase at fair value a 30% paid participating interest to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried).  The final amount to be paid by the State will be determined by an independent valuator and shall be based on the net present value of 30% of the project, as evaluated upon the first shipment of gold from the mine.  As a first provisional payment, ENAMCO paid the Company $25,000,000 during Q1 2008.  The provisional payment has been recorded as a deferred credit.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

(b)

On August 18, 2009 the Company and ENAMCO entered into a loan agreement with ENAMCO advancing $20,000,000.  The loan incurs interest at a rate of six month US dollar LIBOR plus 7%, compounded annually and paid semi-annually starting January 10, 2010.  Repayment of the loan is scheduled over six semi-annual payments commencing on January 10, 2011.  The principal of the loan may be reduced by any amounts owing to the Company by ENAMCO, including any amounts owing that may arise in connection with the determination of the net present value of 30% of the project as described in (a) above.  As of June 30, 2010 there was accrued interest on the loan of $753,042 (December 31, 2009 - $451,174) that was capitalized to construction-in-progress and recorded in accrued liabilities.

(c)

As of June 30, 2010 ENAMCO had advanced $34,995,000 (December 31, 2009 - $34,995,000) to the Bisha project, such amounts are recorded as advances by non-controlling interest and in Q2 2010 had earned $477,429 (Q2 2009 - $270,770) in interest on those advances, which was capitalized to construction-in-progress.  The advances incur interest at 12 month US dollar LIBOR plus 4% and have earned cumulative interest of $2,735,288, all of which has been capitalized to construction-in-progress.  These shareholder advances are pursuant to a shareholder agreement between the Company and ENAMCO and are to be repaid out of the cash flow from the Bisha operations.  The interest and advances are not callable and are without fixed terms of repayment.

9.

Share capital (continued)

(a)

During February 2010 the Company increased its authorised share capital from 250,000,000 common shares to an unlimited number of common shares without par value.

(b)

Private placements

During February 2010 the Company issued 52,000,000 common shares at Cdn $2.25 per share in a non-brokered private placement for net proceeds of $111,151,503.

(c)

Stock options

The Company’s shareholders approved amendments to the stock option plan in May 2010.  The stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  Under the plan the Company is authorized to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

The Company has recorded the fair value of all options granted using the Black-Scholes model.  Share-based payment costs are amortized over vesting periods of 6 and 12 months.  The most recently issued option costs were calculated using the following weighted average assumptions: expected life of option 2 years (2009 – 5 years), stock price volatility 72% (2009 – 58%), no dividend yield, and a risk-free interest rate yield of 1% (2009 – 2%).  The fair value is particularly impacted by the Company’s stock price volatility.

The quarter ended June 30, 2010 included $1,625,370 (2009 - $195,090) in share-based payment costs, $1,403,183 (2009 - $179,613) of which were presented in operating costs and expenses, with the remaining $222,187 (2009 – $15,477) capitalized to construction-in-progress.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

9.

Share capital (continued)

(c)

Stock options (continued)

		Number of	Weighted average
		options	exercise price (Cdn)
Outstanding, December 31, 2009		7,895,000	$ 1.83
Expired		(65,000)	2.21
Exercised		(175,000)	2.30
Outstanding, March 31, 2010		7,655,000	$ 1.82
Granted		5,905,000	3.14
Exercised		(507,500)	1.67
Outstanding, June 30, 2010		13,052,500	$ 2.42

	Number of	Range of exercise price	Average remaining
Type	options	(Cdn)	life in years
Vested (exercisable)	2,200,000	$0.65 to $1.35	3.1 years
Vested (exercisable)	1,804,162	$1.70 to $1.72	2.7 years
Vested (exercisable)	1,085,000	$2.00 to $2.16	2.4 years
Vested (exercisable)	945,000	$3.07	1.4 years
Vested (exercisable)	15,000	$3.15	4.4 years
Un-vested	1,083,338	$1.70	4.2 years
Un-vested	5,920,000	$3.14 to $3.15	4.9 years
Total	13,052,500		3.8 years

The weighted average price of options exercisable at the end of the period was Cdn $1.84 (2009 - $2.05). The majority of options vest over a period of one year, however, 3,720,000 of the options are specific to construction performance of Bisha and vest only if the Bisha project is successfully producing gold within a specified time and capital cost.

(d) Shares reserved for issuance (fully diluted):

Number of shares
Issued and outstanding at June 30, 2010	193,144,322
Reserved for options (note 9(c))	13,052,500
Shares reserved for issuance (fully diluted) at June 30, 2010	206,196,822

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

10.

Commitments

As of June 30, 2010 the Company had the following contractual obligations:

		Less than 1
	Total	year	2-3 years	4-5 years	Over 5 years
Purchase commitments	$ 22,200,000	$ 22,200,000	$ -	$ -	$ -

Advances interest(1) from non-controlling	37,730,288	-	37,730,288	-	-
Loan from non-controlling
interest	20,753,042	753,042	13,333,333	6,666,667	-
Closure and reclamation	3,440,000	-	-	-	3,440,000
Total Contractual Obligations	$ 84,123,330	$ 22,953,042	$ 51,063,621	$ 6,666,667	$ 3,440,000

(1)Advances from non-controlling interest have no specified repayment terms; management expects they will be repaid in 2-3 years.

The Company has arranged an annually renewable environmental bond for the Bisha Project for $2,000,000 at a cost of 1% per annum and intends to increase the bond prior to commencing production.

11.

Segmented information (continued)

The Company conducts its business as a single operating segment being the mining business in Africa.  All mineral properties and equipment are situated in Africa.

12.

Transition to IFRS (continued)

An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position and comprehensive loss is set out in this note.

The accounting policies set out in note 2 have been applied in preparing the financial statements for the period ended June 30, 2010, the comparative information presented in these financial statements for the period ended June 30, 2010 and in the preparation of an opening IFRS Balance Sheet at January 1, 2009 (the Company’s date of transition).

IFRS 1 “First-time Adoption of International Financial Reporting Standards” (IFRS 1)

IFRS 1 generally requires that first-time adopters retrospectively apply all effective IFRS standards and interpretations in effect as at the reporting date. IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions to this general principle. One mandatory exception relevant to Nevsun stipulates that where a subsidiary of a parent entity has previously prepared financial statements in full compliance with IFRS, the carrying amounts reported in those stand alone financial statements must be used as the basis for the subsidiaries’ inclusion in the consolidated transition balance sheet. Nevsun’s Eritrean subsidiaries have previously prepared audited financial statements in full compliance with IFRS and, therefore, are excluded from applying the optional elections set out in IFRS 1 at Nevsun’s transition date. However, on a consolidated basis Nevsun is not precluded from adopting accounting policies which differ from those previously applied by a subsidiary in its stand alone financial statements.  Any accounting policy differences are required to be aligned on consolidation.

The Company has elected under IFRS 1 to not apply IFRS 2 to all options that vested before the date of transition.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

12.

Transition to IFRS (continued)

Adjustments on transition to IFRS

IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework.  However, there are important differences with regard to recognition, measurement and disclosure.  While adoption of IFRS did not change Nevsun’s actual cash flows, it resulted in changes to Nevsun’s Balance Sheet, Statement of Comprehensive Loss and Statement of Changes in Equity as set out below:

(a)

Warrants:

Under Canadian GAAP the Company classified warrants it issued in Canadian dollars to purchase common shares as equity instruments.  Under IFRS, warrants issued by the Company to purchase common shares, for a fixed price stated in a currency other than the Company’s functional currency and not offered pro rata to all existing shareholders of the same class at the time of issuance, are considered derivative financial liabilities.  Such warrants are required to be measured and recognized at fair value with changes subsequent to initial recognition charged to profit or loss.  The Company has determined fair value using the Black-Scholes option pricing model.

	December 31,	June 30,	January 1,
	2009	2009	2009
Derivative financial liability	$ -	$ 5,855	$ 282,778
Share capital	(2,574,793)	(2,574,793)	(2,574,793)
Adjustment to deficit	$ (2,574,793)	$ (2,568,938)	$ (2,292,015)

Impact on Consolidated Statements of Comprehensive loss

	December 31,	June 30,	March 31,
	2009	2009	2009
Gain (loss) on derivative financial liability	$ 282,778	$ 276,923	$ (328,335)
Adjustment to comprehensive loss	$ 282,778	$ 276,923	$ (328,335)

(b)

Non-controlling interest:

Under Canadian GAAP, when the non-controlling interest is not obligated to fund its share of losses, the Company does not attribute losses to the non-controlling interest once the interest has been reduced to nil.  Under IFRS, the Company is required prospectively from the transition date to allocate comprehensive losses to non-controlling interest based on their effective interest, even if this results in a deficit non-controlling interest balance.  The impact of the change was to decrease deficit and increase non-controlling interest by $180,664 at December 31, 2009 (June 30, 2009 - $164,191; January 1, 2009 - $nil).

(c)

Exploration and evaluation costs:

On transition to IFRS the Company elected to change its accounting policy for the treatment of exploration and evaluation expenditures to a policy of capitalizing all exploration and evaluation expenditures once a license to explore an area has been secured, so as to align itself with the policy of its Eritrean subsidiary.  Previously, the Company’s Canadian GAAP policy was to expense exploration and evaluation expenditures as incurred.

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

12.

Transition to IFRS (continued)

(c)

Exploration and evaluation costs (continued)

Impact on Consolidated Balance Sheets

	December 31,	June 30,	January 1,
	2009	2009	2009
Property, plant and equipment	$28,193,720	$27,623,945	$27,623,945

Adjustment to deficit	$28,193,720	$27,623,945	$27,623,945

Impact on Consolidated Statements of Comprehensive Loss

	December 31,	June 30,	March 31,
	2009	2009	2009
Exploration and evaluation expenses	$(569,775)	$-	$-

Adjustment to comprehensive loss	$(569,775)	$-	$-

(d)

Share-based payments:

On transition to IFRS the Company elected to change its accounting policy for the treatment of share-based payments whereby amounts recorded for expired unexercised stock options are transferred to deficit.  Previously, the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

Impact on Consolidated Balance Sheets

	December 31,	June 30,	January 1,
	2009	2009	2009
Share-based payments reserve	$(6,766,495)	$(6,766,495)	$(4,875,783)

Adjustment to deficit	$(6,766,495)	$(6,766,495)	$(4,875,783)

(e)

Reconciliation to previously reported financial statements:

A reconciliation of the above noted changes is included in these following Balance Sheets and Statements of Comprehensive Loss for the dates noted below.  The effects of transition from GAAP to IFRS on the cash flow are immaterial.  Therefore, a reconciliation of cash flows has not been presented.

Transitional Consolidated Balance Sheet Reconciliation – January 1, 2009

Consolidated Interim Balance Sheet Reconciliation – June 30, 2009

Consolidated Interim Statement of Comprehensive Loss Reconciliation – Three months ended June 30, 2009

Consolidated Interim Statement of Comprehensive Loss Reconciliation – Six months ended June 30, 2009

Consolidated Balance Sheet Reconciliation – December 31, 2009

Consolidated Statement of Comprehensive Loss Reconciliation – December 31, 2009

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

The January 1, 2009 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

		January 1, 2009
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$40,655,348	$-	$40,655,348
Available-for-sale investment		290,969	-	290,969
Accounts receivable and prepaids		1,841,612	-	1,841,612
Inventory		207,290	-	207,290
		42,995,219	-	42,995,219

Property, plant and equipment	12(c)	43,394,916	27,623,945	71,018,861

		$86,390,135	$27,623,945	$114,014,080

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$10,312,079	$-	$10,312,079
		10,312,079	-	10,312,079

Non-current liabilities:
Derivative financial liability	12(a)	-	282,778	282,778
Amounts related to non-controlling interest		38,530,955	-	38,530,955
		38,530,955	282,778	38,813,733

Equity:
Share capital	12(a)	240,421,472	(2,574,793)	237,846,679
Share-based payments reserve	12(d)	12,484,114	(4,875,783)	7,608,331
Deficit	12(a)-(d)	(215,358,485)	34,791,743	(180,566,742)
Total equity		37,547,101	27,341,167	64,888,268
		$86,390,135	$27,623,945	$114,014,080

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

The June 30, 2009 Canadian GAAP consolidated interim balance sheet has been reconciled to IFRS as follows:

			June 30, 2009

			Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$ 14,560,467	$ -	$ 14,560,467
Available-for-sale investment		723,732	-	723,732
Accounts receivable and prepaids		1,639,562	-	1,639,562
Inventory		1,035,997	-	1,035,997
		17,959,758	-	17,959,758

Property, plant and equipment	12(c)	75,386,275	27,623,945	103,010,220

		$ 93,346,033	$ 27,623,945	$ 120,969,978

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$ 7,922,383	$ -	$ 7,922,383
		7,922,383	-	7,922,383

Non-current liabilities:
Derivative financial liability		-	5,855	5,855
Amounts related to non-controlling interest		49,015,957	-	49,015,957
		49,015,957	5,855	49,021,812

Equity:
Share capital	12(a)	240,421,472	(2,574,793)	237,846,679
Share-based payments reserve	12(d)	13,068,977	(6,766,495)	6,302,482
Accumulated other comprehensive income		477,875	-	477,875
Deficit	12(a)-(d)	(217,560,631)	37,123,569	(180,437,062)
Equity attributable to owners of the Company		36,407,693	27,782,281	64,189,974

Non-controlling interest	12(b)	-	(164,191)	(164,191)
Total equity		36,407,693	27,618,090	64,025,783
		$ 93,346,033	$ 27,623,945	$ 120,969,978

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

The Canadian GAAP statement of consolidated interim comprehensive loss for the three month period ended June 30, 2009 has been reconciled to IFRS as follows:

		Three months ended June 30, 2009

			Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

Expenses:
Depreciation		$ 1,396	$ -	$ 1,396
Foreign exchange loss		353,367	-	353,367
Office and administration		319,584	-	319,584
Share-based payments		179,613	-	179,613
Wage and salaries		344,554	-	344,554
Loss from operations		(1,198,514)	-	(1,198,514)
Finance costs:
Gain on derivative financial liability	12(a)	-	605,258	605,258
Interest income		9,305	-	9,305
Loss for the period		(1,189,209)	605,258	(583,951)

Other comprehensive income		477,875	-	477,875
Comprehensive loss		$ (711,334)	$ 605,258	$ (106,076)

Loss for the period attributable to:
Owners of the company		$ (1,189,209)	$ 743,900	$ (445,309)
Non-controlling interest	12(b)	-	(138,642)	(138,642)
		$ (1,189,209)	$ 605,258	$ (583,951)

Comprehensive loss attributable to:
Owners of the company		$ (711,334)	$ 743,900	$ 32,566
Non-controlling interest	12(b)	-	(138,642)	(138,642)
		$ (711,334)	$ 605,258	$ (106,076)

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

The Canadian GAAP statement of consolidated interim comprehensive loss for the six month period ended June 30, 2009 has been reconciled to IFRS as follows:

		Six months ended June 30, 2009

			Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

Expenses:
Depreciation		$ 2,591	$ -	$ 2,591
Foreign exchange loss		413,449	-	413,449
Office and administration		626,582	-	626,582
Share-based payments		538,432	-	538,432
Wage and salaries		637,484	-	637,484
Loss from operations		(2,218,538)	-	(2,218,538)
Finance costs:
Gain on derivative financial liability	12(a)	-	276,923	276,923
Interest income		23,363	-	23,363
Royalty income		38,141	-	38,141
Other expenses		(45,112)	-	(45,112)
Loss for the period		(2,202,146)	276,923	(1,925,223)

Other comprehensive income		477,875	-	477,875
Comprehensive loss		$ (1,724,271)	$ 276,923	$ (1,447,348)

Loss for the period attributable to:
Owners of the company		$ (2,202,146)	$ 441,114	$ (1,761,032)
Non-controlling interest	12(b)	-	(164,191)	(164,191)
		$ (2,202,146)	$ 276,923	$ (1,925,223)

Comprehensive loss attributable to:
Owners of the company		$ (1,724,271)	$ 441,114	$ (1,283,157)
Non-controlling interest	12(b)	-	(164,191)	(164,191)
		$ (1,724,271)	$ 276,923	$ (1,447,348)

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

The December 31, 2009 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

		December 31, 2009
	Note	Canadian GAAP	Effect of transition to IFRS	IFRS

Assets

Current assets:
Cash and cash equivalents		$29,066,637	$-	$29,066,637
Available-for-sale investment		1,283,730	-	1,283,730
Accounts receivable and prepaids		3,200,506	-	3,200,506
Inventory		2,275,711	-	2,275,711
		35,826,584	-	35,826,584

Property, plant and equipment	12(c)	125,926,349	28,193,720	154,120,069

		$161,752,933	$28,193,720	$189,946,653

Liabilities and Equity

Current liabilities:
Accounts payable and accrued liabilities		$13,080,482	$-	$13,080,482
		13,080,482	-	13,080,482

Non-current liabilities:
Provision for closure and reclamation		410,000	-	410,000
Amounts related to non-controlling interest		81,804,805	-	81,804,805
		82,214,805	-	82,214,805

Equity:
Share capital	12(a)	272,708,210	(2,574,793)	270,133,417
Share-based payments reserve	12(d)	13,563,672	(6,766,495)	6,797,177
Accumulated other comprehensive income		1,052,036	-	1,052,036
Deficit	12(a)-(d)	(220,866,272)	37,715,672	(183,150,600)
Equity attributable to owners of the Company		66,457,646	28,374,384	94,832,030

Non-controlling interest	12(b)	-	(180,664)	(180,664)
Total equity		66,457,646	28,193,720	94,651,366
		$161,752,933	$28,193,720	$189,946,653

NEVSUN RESOURCES LTD.

Notes to Condensed Consolidated Interim Financial Statements

Unaudited

(Expressed in United States dollars, unless otherwise stated)

Three and six months ended June 30, 2010

The Canadian GAAP statement of comprehensive loss for the year ended December 31, 2009 has been reconciled to IFRS as follows:

		Year ended December 31, 2009
			Effect of
		Canadian	transition to
	Note	GAAP	IFRS	IFRS

Expenses:
Depreciation		$ 5,772	$ $	5,772
Exploration and evaluation	12 (c)	569,775	(569,775)	-
Foreign exchange loss		444,393	-	444,393
Office and administration		1,327,482	-	1,327,482
Share-based payments		1,696,343	-	1,696,343
Wage and salaries		1,862,852	-	1,862,852
Loss from operations		(5,906,617)	569,775	(5,336,842)

Finance costs:
Gain on derivative financial liability	12(a)	-	282,778	282,778
Interest income		30,424	-	30,424
Royalty income		369,270	-	369,270
Other expenses		(864)	-	(864)
Loss for the period		(5,507,787)	852,553	(4,655,234)

Other comprehensive income		1,052,036	-	1,052,036
Comprehensive loss		$ (4,455,751)	$ 852,553	$ (3,603,198)

IFRS Loss for the period attributable to:
Owners of the company		$ (5,507,787)	$ 1,033,217	$ (4,474,570)
Non-controlling interest	12(b)	-	(180,664)	(180,664)
		$ (5,507,787)	$ 852,553	$ (4,655,234)

IFRS Comprehensive loss attributable to:
Owners of the company		$ (4,455,751)	$ 1,033,217	$ (3,422,534)
Non-controlling interest	12(b)	-	(180,664)	(180,664)
		$ (4,455,751)	$ 852,553	$ (3,603,198)